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                  SHONEY'S, INC. ANNOUNCES ACCEPTANCE OF
                     ADDITIONAL FINANCING COMMITMENTS

Nashville, Tennessee - August 28, 2000 -- Shoney's, Inc. (OTC Bulletin Board:
SHOY) (the "Company") today announced the acceptance of two additional financing commitments in connection with its previously announced reorganization.

The Company previously announced its intent to raise new senior secured financing to invest in the Company's "Shoney's" and "Captain D's" restaurant concepts. In connection with the new financing, the Company is separating its operational divisions into three corporate structures - "Shoney's" restaurants, "Captain D's" restaurants and Commissary Operations. Each of these companies intends to have its own separate senior secured lending facility. The commitment letters described in today's announcement relate to the Captain D's and Commissary Operations portions of the planned overall financing arrangements.

The Company has accepted a commitment letter, dated August 25, 2000, among the Company, Bank of America, N.A. and Banc of America Securities LLC, pertaining to the arrangement and syndication of up to $135 million in senior secured credit facilities consisting of an $85 million three-year term loan facility, a $30 million eighteen-month term loan facility and a $20 million three-year revolving credit facility that relates to the Company's "Captain D's" operations to be operated by the borrower (the "Borrower"), a direct wholly owned subsidiary to be formed by the Company. Pursuant to this commitment letter, Bank of America will commit $25 million of the credit facilities and act as administrative agent and Banc of America Securities will, on a best efforts basis, arrange the syndicate of lenders for the credit facilities. This commitment is subject to certain conditions, including the completion of a due diligence review, the absence of any material adverse change or effect, closing the remaining financings and the Company's previously announced tender offer for its 8-1/4% Convertible Subordinated Debentures due 2002 and its Liquid Yield Option Notes due 2004 (Zero Coupon - Subordinated) ("Tender Offers"), and receipt of commitments for the remaining principal amount of the senior secured credit facilities.

Payment of the $30 million term facility will be guaranteed by a newly created wholly owned special purpose facility ("SPV") of the Borrower, while the $85 million term facility and the $20 million revolving facility will be guaranteed by the Company's subsidiary, SHN Properties, LLC. All of the credit facilities will be guaranteed by substantially all of the other existing and future subsidiaries of the Borrower. The interest rate per annum applicable to the credit facilities shall equal LIBOR plus an Applicable Margin or, at the option of the Borrower, the Applicable Margin plus the higher of the Bank of America prime rate and the Federal Funds rate plus 0.50% . The Applicable Margin relating to the revolving credit facility ranges from 3.00% to 4.00% per annum for LIBOR advances and from 2.00% to 3.00% per annum for base rate advances. The Applicable Margin relating to the term facilities is 4.00% per annum for LIBOR advances and 3.00% per annum for base rate advances. The Applicable Margin with respect to the $30 million term facility will increase by 50 basis points on January 1, 2001 and thereafter at the completion of each calendar quarter. The $20 million revolving facility and the $85 million term facility will be secured by a first priority security interest on substantially all of the assets of the Borrower and each of the guarantors other than the SPV, as well as in all of the equity interests in the Borrower. The $30 million term facility will be secured by a first priority security interest in substantially all of the assets of the SPV, as well as a second priority security interest in substantially all of the assets


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of the Borrower and each of the subsidiary guarantors, other than the SPV, and in all of the equity interests in the Borrower. The Captain D's commitment will expire no later than September 30, 2000.

The Company also has accepted a commitment letter, dated August 15, 2000, pertaining to a three-year, $30 million revolving credit facility relating to Commissary Operations, Inc., a wholly-owned subsidiary of the Company. This commitment letter, entered into between Commissary Operations, Inc. and Bank of America, N.A., specifies that interest will accrue at either the Bank of America Prime lending rate plus 0.50% or LIBOR plus 2.75% per annum, at the option of Commissary Operations. The loan amount will be secured by a first security interest in substantially all of the assets of Commissary Operations. The commitment is subject to certain conditions, including the absence of a material adverse change and material environmental issues, as well as the consummation of the Company's recapitalization, including the closings of the remaining financings and the Company's Tender Offers. This Commissary Operations commitment will expire on October 31, 2000.

As described in the Company's Purchase Offer and Consent Solicitation Statement, dated July 18, 2000, the Company previously received a commitment for $99 million for the Shoney's portion of the new financing which the Company received on June 29, 2000 from FFCA Funding Corporation.

For the remainder of the financing necessary to complete the restructuring and the Tender Offers, the Company is working with certain members of its existing bank group to amend and restate its existing credit facility into a revolving credit facility with an aggregate amount not to exceed $40 million.

The Tender Offers are currently scheduled to expire at 11:00 a.m. on Tuesday, August 29. The Tender Officers remain subject to receipt of necessary financing, which the Company expects to close no later than September 4, 2000. If the financing does not close by August 29, 2000, the Company intends to further extend the Tender Offers on a daily basis, as necessary, so as to facilitate the contemporaneous closing of the financing and the Tender Offers.

Headquartered in Nashville, Tennessee, Shoney's Inc. owns, operates and franchises 1,084 restaurants in 28 states, including 617 Company-owned and 467 franchised restaurants, under the names: Shoney's Restaurants and Captain D's Seafood Restaurants.

Certain statements in this release are "forward-looking statements". All forward-looking statements involve risks and uncertainties which, in many cases, are beyond the control of the Company and could cause actual results to differ materially. The Company undertakes no obligation to update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company's financial results in contained in the Company's filings with the Securities and Exchange Commission, including the ability of management to implement successfully its strategy for improving Shoney's Restaurants performance, the ability to effect proposed financings upon terms that are satisfactory to the Company, the ability to effect asset sales consistent with the projected proceeds and timing expectations, the results of pending litigation, adequacy of management personnel resources, shortages of restaurant labor, commodity price increases, product shortages, adverse general economic conditions, turnover and a variety of other factors.

CONTACT:  James Beltrame, Chief Financial Officer, Shoney's, Inc.,
(615) 231-2214 or
Andrew Karp, Managing Director, Banc of America Securities LLC, (704) 388-4813 or (888) 292-0070.





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